

July 20, 2018

<u>Via Email</u>

Lawrence S. Elbaum
Vinson & Elkins LLP
666 Fifth Avenue
26th Floor
New York, NY 10103

      Re: **Supervalu Inc.**
              DFAN14A filed July 9, 2018 by Blackwells Capital LLC et al.
              File No. 001-05418

Dear Mr. Elbaum:

We have reviewed the above-captioned filing and have the following comments. If you do not believe our comments apply to your facts and circumstances, please tell us why in a response.

After reviewing any information provided in response to these comments, we may have additional comments.

1. We note your references to Blackwells' ownership interest in Supervalu. As previously requested in prior comments, please ensure in all future filings that you qualify such references with prominent disclosure to the effect that Blackwells is a party to a number of options contracts that reduce Blackwells' economic exposure to Supervalu stock.

2. We note that your letter to Supervalu shareholders that accompanied your definitive proxy statement was dated July 2, 2018. Please be advised that all soliciting materials must be filed no later than the date they are first sent or given to security holders. Refer to Rule 14a-6(b). Please confirm your understanding.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions